As we begin our company's initial fund-raising effort, the world faces a global health and economic crisis and our hearts and minds are with the patients and families directly affected by the COVID-19 virus, as well as with all healthcare employees and essential workers.

While these are extraordinary times, with the virus causing so much distress around the world, it seems counterintuitive to start or even think of scaling an enterprise. At PRIMARI, the crisis provides even more of an impetus for us to act on our mission, to deliver seamless and convenient work solutions to users, to help bring peace of mind when stress, confusion, and conflicting priorities abound.

No person, group, or organization is immune to the impact of this pandemic. Every individual and every organization, from young students and parents, to small businesses, multinational corporations and global NGOs, are adapting to a new set of needs and behaviors while deploying alternative learning and work arrangements.

For many, what was important now becomes urgent, as opportunities, human capital and financial flexibility become less certain. As countries navigate beyond the COVID-19 crisis, most individuals and organizations will face new demands and challenges as they try to make up for lost time. Many will choose to increase their adoption and use of AI technologies to help boost efficiency and control expenses.

Now, more than ever, we see a need for easy-to-use, advanced technology to simplify work and life. More specifically, we need intelligent technology that adapts to our habits, and that we can depend on for our work and everyday lives.

By acting upon our mission, we aim to help individuals, families and organizations conquer their most significant, everyday challenges.

While I have a deep-seated belief that human innovation and our ability to adapt is stronger than ever, we must still do our part to shape our future, together, and strengthen our social bonds.

I would like to express my gratitude to the PRIMARI team, our families, friends, and other early investors who support and believe in PRIMARI's mission.

Together we will overcome this unprecedented challenge and shape a new and better future.

Francisco Gomez
Founder and CEO
April 10, 2020